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                              April 22, 2021

       Charles Gillespie
       Chief Executive Officer
       Gambling.com Group Ltd
       22 Grenville Street
       St. Helier, Channel Islands of Jersey JE4 8PX

                                                        Re: Gambling.com Group
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 25,
2021
                                                            CIK No. 0001839799

       Dear Mr. Gillespie:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 25, 2021

       Overview, page 1

   1. Please revise your discussion to disclose the basis upon which you have determined that you are a leading
provider of digital marketing in the online gambling industry.
                                                        Please see Form 20-F,
Part I, Item 4. B. 7.
 Charles Gillespie
FirstName   LastNameCharles
Gambling.com    Group Ltd Gillespie
Comapany
April       NameGambling.com Group Ltd
       22, 2021
April 222, 2021 Page 2
Page
FirstName LastName
Industry background, page 2

2.       We note your reference to H2 Gambling Capital, Pareto Securities and
Analytics
         Insight for data on your industry. Please tell us whether you commissioned any of studies or reports cited in your disclosure for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent(s) as an exhibit to the registration statement. See Securities Act Rule 436.
3. Please provide support for your statement that you produce significantly more average revenue per website than your peers. Please also define who you are including as a peer for this comparison.
High-Quality Customer Base Consisting of Major Online Gambling Operators., page
4

4. We note your statement that you have a robust client portfolio which includes most major online gambling operators, as well as your risk factor on page 13 that you rely on a limited number of customers for a significant portion of your revenue. To the extent that a loss of a particular customer would have a material impact on your business, please identify such customer. Please ensure that you file any material contracts with customers as exhibits to your filing. Please refer to Item 601(b)(10) of Regulation S-K.
Risk Factors
We rely on traffic to our websites to grow revenue..., page 12

5. Please quantify, to the extent practicable, the fluctuations you have experienced in search rankings in the past so that investors have context for the degree of change that you have experienced historically. Please also reconcile your statement on page 4 that you are adept at building websites that are ranked favorably by search engines such as Google with your statement that factors affecting display and rankings of search results are not in your direct control. Please also provide support for your statement that Google and other search engines prioritize high-quality content and that this is the most important factor in
         SEO success.
An actual, alleged or perceived security incident, inadvertent disclosure or breach of sensitive information, ..., page 15

6.       Please tell us whether you have experienced any material disruptions, outages,
         cyberattacks, attempts to breach your systems, or other similar incidents. If so, please disclose such incidents, including the cost and impact of such incidents.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

7. You note that your revenue performance depends significantly on selecting the best commercial model available to you for each of your customers. Please tell us whether trends or changes in the commercial models that you have with your customers in
 Charles Gillespie
Gambling.com Group Ltd
April 22, 2021
Page 3
         comparable periods has a material impact on your financial performance. If so, please revise your disclosure to explain the trends or changes and how they have impacted your results of operations.
Our Sales Process and Customers, page 66

8. Please disclose the number of customers that you have had in prior fiscal years versus the number of customers that you have today. Please also disclose any trends that you believe have impacted the number of your customers from period-to-period. Competition, page 67

9. Please tell us why you believe that online gambling operations such as DraftKings Inc. or
         Rush Street Interactive, Inc. are comparable companies.
Principal Shareholders, page 78

10. Please identify the natural person or persons with investment and voting control over the shares held by Edison Partners IX, LP.
Certain Relationships and Related Party Transactions
Agreements with Directors and Officers, page 79

11. Please file the employment agreements with your executive officers and directors as exhibits to the registration statement.
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 if you have any questions.



FirstName LastNameCharles Gillespie                           Sincerely,
Comapany NameGambling.com Group Ltd
                                                              Division of
Corporation Finance
April 22, 2021 Page 3                                         Office of Trade &
Services
FirstName LastName